UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 1)*

                                 CIMA LABS, INC.
                       ----------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                    ----------------------------------------
                         (Title of Class of Securities)

                                    171796105
                           -------------------------
                                 (CUSIP Number)








Check the following box if a fee is being paid with the statement [ ]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and ( ) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosure provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).










                         Continued on following page(s)
                                Page 1 of 7 Pages
                              Exhibit Index: Page 6

                                  SCHEDULE 13G

CUSIP No. 171796105                                            Page 2 of 7 Pages

1       Name of Reporting Person
        S.S. or I.R.S. Identification No. of Above Person

               GEORGE SOROS (in his capacity as sole proprietor of Soros Fund Management)

2       Check the Appropriate Box If a Member of a Group*
                                            a.  [_]
                                            b.  [X]

3       SEC Use Only

        Citizenship or Place of Organization

               UNITED STATES

                     5       Sole Voting Power
  Number of                         90,027
   Shares
Beneficially         6       Shared Voting Power
  Owned By                          0
    Each
  Reporting          7       Sole Dispositive Power
   Person                           90,027
    With
                     8       Shared Dispositive Power
                                    0

9       Aggregate Amount Beneficially Owned by Each Reporting Person

                             90,027

10      Check Box If the Aggregate  Amount in Row (9) Excludes  Certain  Shares*
        [_]

11      Percent of Class Represented By Amount in Row (9)

                             0.96%

12      Type of Reporting Person*

        IA

                                                               Page 3 of 7 Pages

Item 1(a)      Name of Issuer:

               CIMA Labs, Inc. (the "Issuer").

Item 1(b)      Address of the Issuer's Principal Executive Offices:

               10000 Valley View Road, Eden Prairie, Minnesota 55344-9361.

Item 2(a)      Name of Person Filing:

               This statement is filed on behalf of Mr. George Soros in his capacity as sole proprietor of an investment advisory firm which, as of December 31, 1996, was conducting business under the name
               Soros Fund Management (the "Reporting Person") and was acting pursuant to contract as principal investment manager to Quantum Fund N.V., a Netherlands Antilles corporation, and its operating subsidiary, Quantum Partners LDC, a Cayman Islands limited duration company ("Quantum Partners", and together with Quantum Fund N.V., the "Quantum Entities").

Item 2(b)      Address of Principal Business Office or, if None, Residence:

               The address of the principal business office of the Reporting Person is 888 Seventh Avenue, 33rd Floor, New York, New York 10106.

Item 2(c)      Citizenship:

               The Reporting Person is a citizen of the United States.

Item 2(d)      Title of Class of Securities:

               Common Stock, $.01 par value.

Item 2(e)      CUSIP Number:

               171796105

Item 3. If this statement is filed pursuant to Rule 13d-1(b), or 13d-2(b), check whether the person filing is a:

               This Item 3 is not applicable.

Item 4.        Ownership:

Item 4(a)      Amount Beneficially Owned:

               This Item 4(a) is not applicable.

Item 4(b)      Percent of Class:

               This Item 4(b) is not applicable.

                                                               Page 4 of 7 Pages

Item 4(c) Number of shares as to which such person had:

                This Item 4(c) is not applicable.

Item 5.        Ownership of Five Percent or Less of a Class:
               [x]

Item 6.        Ownership of More than Five Percent on Behalf of Another Person:

               This Item 6 is not applicable.

Item 7.        Identification   and   Classification  of  the  Subsidiary  Which
               Acquired the  Security  Being  Reported on by the Parent  Holding
               Company:

               This Item 7 is not applicable.

Item 8.        Identification and Classification of Members of the Group:

               This Item 8 is not applicable.

Item 9.        Notice of Dissolution of Group:

               This Item 9 is not applicable.

Item 10.       Certification:

               This Item 10 is not applicable.

                                                               Page 5 of 7 Pages


                                    SIGNATURE


After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


Date:  February 12, 1997                    GEORGE SOROS


                                            By:   /S/ MICHAEL C. NEUS
                                                  -----------------------------
                                                  Michael C. Neus
                                                  Attorney-in-Fact

                                                               Page 6 of 7 Pages


                                    EXHIBITS


                                                                            Page
                                                                            ----

A.   Power of  Attorney,  dated  as of July  27, 1995 granted by
     George Soros in favor of Mr. Sean C. Warren and Mr. Michael
     C. Neus ................................................................7